Exhibit 99.2

Press Release

Sanofi and Regeneron’s Dupixent approved in the EU as the first targeted medicine to treat young children with chronic spontaneous urticaria

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Approval in CSU for children two to 11 years of age is based on data from the LIBERTY-CUPID clinical study program, including an extrapolation of efficacy data showing that Dupixent significantly reduced urticaria activity compared with placebo in adults

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The latest approval expands Dupixent’s indication for CSU in the EU to children as young as two years; Dupixent is now approved for children less than 12 years of age across four chronic diseases driven in part by type 2 inflammation

Paris and Tarrytown, NY, April 13, 2026. The European Commission has approved Dupixent (dupilumab) for the treatment of moderate-to-severe chronic spontaneous urticaria (CSU) in children aged two to 11 years with inadequate response to histamine-1 antihistamines (H1AH) and who are naïve to anti-immunoglobulin E (IgE) therapy for CSU. This expands the previous approval in the EU for adults and adolescents aged 12 years and older with CSU, a chronic, inflammatory skin disease that causes sudden and debilitating hives and recurring itch.

“Previous treatment options for young children with chronic spontaneous urticaria left many patients with uncontrolled disease where the unpredictable appearance of itch and hives continued to disrupt their daily lives,” said Alyssa Johnsen, MD, PhD, Global Therapeutic Area Head, Immunology Development at Sanofi. “Dupixent, which inhibits signaling of IL4 and IL13, two of the key and central drivers of type 2 inflammation, provides a first-of-its kind approach to addressing chronic spontaneous urticaria in young children. This approval demonstrates our commitment to extending the value of Dupixent to all who may benefit, including young children.”

The approval in the EU is based on data from the LIBERTY-CUPID clinical study program. This includes an extrapolation of efficacy data in adults from two phase 3 studies (Study A and Study C; clinical study identifier: NCT04180488) complemented by pharmacokinetic, safety, and efficacy data from the single-arm CUPIDKids phase 3 study in children aged two to 11 years with CSU (clinical study identifier: NCT05526521). Study A and Study C demonstrated Dupixent significantly reduced urticaria activity (a composite of itch and hives) and individual measures of itch and hive severity compared with placebo at Week 24. Dupixent also increased the percentage of patients with well-controlled disease and complete response at Week 24 compared with placebo.

Safety results from Study A, Study C, and CUPIDKids were generally consistent with the known safety profile of Dupixent in its approved dermatological indications. The most common adverse reactions for Dupixent overall are injection site reactions, conjunctivitis, conjunctivitis allergic, arthralgia, oral herpes, and eosinophilia. Additional adverse reactions of injection site induration, injection site dermatitis, and injection site bruising or hematoma were reported in the CSU adult and adolescent studies.* The adverse event more commonly observed with Dupixent (≥5%) than placebo in Study A and Study in adults and adolescents with CSU was COVID-19. Safety data for children aged two to 11 years with CSU were generally consistent with the safety profile for adult and adolescent patients with CSU treated with Dupixent.

“Young children suffering from chronic spontaneous urticaria often experience an unpredictable barrage of unrelenting itch and visible hives during the critical years of their growth and development. As the first and only targeted medicine for young children in the EU with CSU, Dupixent has the potential to become the new standard of care for those who remain symptomatic despite other available treatments,” said George D. Yancopoulos, MD, PhD, Board co-Chair, President and Chief Scientific Officer at Regeneron. “Dupixent is the most widely used innovative branded antibody medicine in the world, and this fourth approval for young children with chronic diseases driven in part by type 2 inflammation brings its proven efficacy and long-term safety profile to yet another vulnerable population in need.”

In the US, the supplemental biologics license application for Dupixent has been accepted for review in certain children aged two to 11 years with CSU. Dupixent is currently approved for CSU in certain adults and adolescents in many jurisdictions, including the US and Japan.

*Adverse reactions in adults and adolescents were pooled from Study A, Study B, and Study C. Study B evaluated Dupixent in patients aged 12 years and older who were inadequate responders or intolerant to anti-IgE therapy and symptomatic despite antihistamine use.

About CSU

CSU is a chronic, inflammatory skin disease driven in part by type 2 inflammation, which causes sudden and debilitating hives and recurring itch. CSU is typically treated with H1AH, medicines that target H1 receptors on cells to control symptoms of itch and urticaria. However, the disease remains uncontrolled despite H1AH treatment in many patients, some of whom are left with limited alternative treatment options. These individuals continue to experience symptoms that can be debilitating and significantly impact their quality of life.

About the Dupixent CSU phase 3 study program

The LIBERTY-CUPID phase 3 program evaluating Dupixent for CSU in children aged two to 11 years includes Study A, Study C, and CUPIDKids. CUPIDKids was a single arm clinical study that assessed the safety, efficacy, and pharmacokinetics of Dupixent in children aged two to 11 years with CSU who remained symptomatic despite the use of antihistamines. During the 24-week treatment period, Dupixent was administered at 200 mg every two (Q2W) or four weeks (Q4W) or 300 mg Q4W, with or without an initial loading dose, based on age and weight. The primary endpoint measured the serum concentration of Dupixent over time, including Ctrough (lowest concentration before the next dose) at Week 12 and Week 24.

Study A and Study C were replicate, double-blind, placebo-controlled clinical studies that assessed Dupixent as an add-on therapy to standard-of-care antihistamines compared to antihistamines alone in patients aged six years and older who remained symptomatic despite the use of antihistamines and were naïve to anti-IgE therapy. During the 24-week treatment period in both studies, all patients received an initial loading dose followed by either 300 mg Dupixent Q2W, or for pediatric patients weighing 30 kg to <60 kg, 200 mg Q2W. In both studies, endpoints assessed at Week 24 included:

•	Change from baseline in itch and hives (weekly urticaria activity score [UAS7], 0-42 scale) the primary endpoint
•	Change from baseline in itch (measured by the weekly itch severity score, 0-21 scale), the key secondary endpoint

•	Change from baseline in hives (measured by the weekly hive severity score, 0-21 scale), secondary endpoint
•	Proportion of patients achieving well-controlled disease status (UAS7 ≤6)
•	Proportion of patients with complete response (UAS7=0)

About Dupixent

Dupixent (dupilumab) is an injection administered under the skin (subcutaneous injection) at different injection sites. In children aged two to 11 years with CSU who remain symptomatic despite H1AH treatment, Dupixent is administered based on age and weight. In children aged two to five years, Dupixent is administered at 200 mg Q4W for patients weighing ≥5 kg to <15 kg and 300 mg Q4W for ≥15 kg to <30 kg, without an initial loading dose. In children and adolescents aged six to 17 years, Dupixent is administered at 300 mg Q4W for ≥15 kg to <30 kg,** 200 mg Q2W for ≥30 kg to <60kg, and 300mg Q2W for ≥60 kg, after an initial loading dose. Dupixent is intended for use under the guidance of a healthcare professional and can be given in a clinic or at home after training by a healthcare professional. In children aged two to 11 years, Dupixent should be administered by a caregiver if given at home.

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL4) and interleukin-13 (IL13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in phase 3 studies, establishing that IL4 and IL13 are two of the key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases.

Dupixent has received regulatory approvals in more than 60 countries in one or more indications including certain patients with atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, prurigo nodularis, CSU, chronic obstructive pulmonary disease, bullous pemphigoid, and allergic fungal rhinosinusitis in different age populations. More than 1.4 million patients are being treated with Dupixent globally.

**For children and adolescents aged six to 17 years weighing 15 kg to <30 kg, the initial dose is 300 mg on Day 1 followed by 300 mg on Day 15. Subsequent doses are initiated four weeks after Day 15.

Dupilumab development program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical studies involving more than 12,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in phase 3 studies, including chronic pruritus of unknown origin and lichen simplex chronicus. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous approved treatments and product candidates in development, most of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neurological diseases, hematologic conditions, infectious diseases, and rare diseases.

Regeneron pushes the boundaries of scientific discovery and accelerates drug development using our proprietary technologies, such as VelociSuite®, which produces optimized fully human antibodies and new classes of bispecific antibodies. We are shaping the next frontier of medicine with data-powered insights from the Regeneron Genetics Center® and pioneering genetic medicine platforms, enabling us to identify innovative targets and complementary approaches to potentially treat or cure diseases.

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About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

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